February 3, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Cecelia Blye, Chief

Office of Global Security Risk

Re:	The Navigators Group, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 14, 2014 (File No. 000-15886)

Dear Ms. Blye:

This letter is in response to the Division of Corporation Finance’s comment letter dated December 15, 2014, in which you requested additional information based on your review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “2014 10-K”). For ease of reference, the comments included in your letter are repeated below in bold type, and our response immediately follows each comment.

In connection with the filing of our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2013 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the 2013 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Risk Factors, page 26

Compliance by our marine business…, page 34

1.

You disclose that certain institutional investors may have investment policies that prevent them from holding securities of companies that have contracts with countries identified as state sponsors of terrorism, and the determination by these investors not to invest in, or divest from your common stock may adversely affect the price at which your common stock trades. The Fall 2013 Compliance Corner section of Nav News posted on your website states that your Legal Department reviews referrals when

Cecelia Blye

Securities and Exchange Commission

February 3, 2015

country-based sanctions programs may be implicated. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements, including through Lloyd’s of London. We note from its website and recent news articles that Lloyd’s has business in each of these countries. You should describe any products or services you have provided to Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company has implemented comprehensive firm-wide policies, procedures, systems and controls intended to ensure that as a Group we comply with all applicable sanctions and export controls legislation across all of our business divisions. As you note from our Fall 2013 Nav News, the process includes referrals to our Legal Department for a thorough fact-based analysis when country-based sanctions programs, such as with Syria, Sudan and Cuba, may be implicated. Any such transactions would not be undertaken if found to be legally impermissible based on relevant sectoral and territorial sanctions regimes as well as potentially applicable export control legislation.

We have reviewed our accounts from January 1, 2013 to date. Through this process, we have confirmed that, to the best of our knowledge and belief, the Company, including through its Lloyd’s of London operations, has not engaged in any contracts that provide products or services to the governments of Syria, Sudan or Cuba, or entities owned and controlled by such. While Lloyd’s of London may have had business in each of the countries, to the best of our knowledge and belief, the Company has not participated on this business.

2.	Please discuss the materiality of any contacts with Syria, Sudan and Cuba you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. We note your quantitative disclosure regarding business in these countries. Also, address for us materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Cecelia Blye

Securities and Exchange Commission

February 3, 2015

As noted above, we have reviewed our files and confirmed that, to the best of our knowledge and belief, the Company has not engaged in contracts that provide products or services to the governments of Syria, Sudan or Cuba, or entities owned and controlled by such. As such, there is no materiality analysis on which to report.

We recognize that a company’s corporate activities can have a substantive effect on its reputation and share value and we design our corporate activities with this in mind. Indeed, on the Company’s website, it is stated, “Good governance is essential to fulfilling our objective of maximizing value to our shareholders. Navigators has long recognized the importance of this and we continuously strive to maintain the highest standards in our business practices.”

The risk factor referenced above is intended to alert potential investors to risks associated with a business such as ours, where the nature of a global book of marine insurance often provides cover to vessel or cargo owners engaged in legally permissible global/worldwide trade. It is not meant to suggest that the Company actively engages in contracts with U.S. designated state sponsors of terrorism. Rather, the Company has designed its policies and procedures surrounding sanctions compliance to best ensure compliance with all applicable sanctions regimes, including through its Lloyd’s of London operations.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at (203) 905-6393 or eminer@navg.com.

Respectfully submitted,

The Navigators Group, Inc.

By:

Name:	Emily B. Miner
Title:	Senior Vice President and General Counsel

Cecelia Blye

Securities and Exchange Commission

February 3, 2015

cc:	Jeffrey Riedler, Assistant Director

Division of Corporation Finance

Ciro M. DeFalco, SVP & Chief Financial Officer